Exhibit 99.5

ARKANSAS PUBLIC SERVICE COMMISSION

IN THE MATTER OF THE APPLICATION OF ENTERGY ARKANSAS, INC. FOR APPROVAL TO SECURITIZE STORM RECOVERY COSTS ASSOCIATED WITH THE 2009 ICE STORM	) ) ) ) )	DOCKET NO. 10-008-U ORDER NO. 6

FINANCING ORDER

FINANCING ORDER

This Financing Order addresses the application of Entergy Arkansas, Inc. (“EAI” or the “Company”) under the Arkansas Electric Utility Storm Recovery Securitization Act, Ark. Code § 23-18-901 et seq. (the “Act”) (1) for approval of the recovery of reasonable and necessary storm recovery costs arising from the 2009 ice storm, together with upfront financing costs, through a securitization financing under the Act; (2) for approval of the proposed securitization financing structure and issuance of storm recovery bonds; (3) for approval of storm recovery charges sufficient to pay the storm recovery bonds and ongoing financing costs; and (4) for approval of tariffs to implement the storm recovery charges.
I.           INTRODUCTION

Background

An ice storm struck the northern part of the Company’s service territory in January 2009, leaving 111,818 of the Company’s customers without power at its peak.  Almost 5,000 utility poles were knocked out or severely damaged, and more than 700 distribution transformers were damaged. EAI testified that it expended approximately $118 million in restoring service.

During the regular session in 2009, the Arkansas General Assembly passed the Act.  The Act provides a mechanism for electric utilities to fund restoration costs from storms, called storm recovery costs, through the use of securitization financing in order to lower the financing costs or mitigate the impact on rates in comparison with traditional financing or other traditional utility recovery methods, thereby benefiting customers.

On February 1, 2010, EAI filed its application in this Docket requesting the Arkansas Public Service Commission (the “Commission”) to approve the recovery of its storm recovery costs through securitization under the Act and the issuance of storm recovery bonds in the estimated aggregate principal amount of $127.5 million (including estimated carrying costs in the amount of $11.7 million, assuming the estimated date of issuance of September 23, 2010), together with an estimated $4.7 million of costs of issuing the storm recovery bonds (or upfront financing costs).  The amount of carrying costs and upfront financing costs are subject to update and adjustment, as provided in the application and the testimony.

Although recovery of the storm recovery costs, including carrying costs, were included in the Company’s general rate case in Docket No. 09-084-U and pending before this Commission, the Company requested in its application that the storm recovery costs be removed from the general rate case if the Company’s request for a financing order is granted.  In this Financing Order, we grant the Company’s request for recovery of storm recovery costs under the Act, and order the removal of such costs from Docket No. 09-084-U.

Summary of Financing Order

In this Financing Order, this Commission finds that the storm recovery costs incurred by the Company in the aggregate amount of $121.7 million, including estimated carrying costs as described herein, are reasonable and necessary costs, are net of all adjustments required under the Act and Commission Order No. 5, and are appropriate and approved for recovery by a securitization under the Act.  The Commission also finds that the securitization approved in this Financing Order meets all applicable requirements of the Act.  Accordingly, under the terms of this Financing Order, this Commission:  (1) approves the securitization requested by EAI and authorizes the issuance of storm recovery bonds in one or more series in an estimated aggregate principal amount of $126.3 million consisting of the sum of: (a)  $121.7 million of storm recovery costs, which amount includes carrying costs in the amount of $11.5 million through the projected issuance date of the storm recovery bonds of September 23, 2010, calculated at a rate of 7.73 percent per annum1 (which is the rate-base rate of return approved in Docket No. 06-101-4, plus or minus (b) any adjustment to carrying costs necessary to account for the number of days, as applicable, and the 7 percent per annum rate of return as of the effective date of new rates, either greater than or less than assumed in the $11.5 million carrying cost calculation based on the projected issuance date for the storm recovery bonds of September 23, 2010, plus (c) upfront financing costs in connection with issuing the storm recovery bonds (“upfront financing costs”, as described below), which are estimated at $4.6 million, and which are subject to update and adjustment pursuant to the terms of this Financing Order; (2) approves the structure of the proposed securitization financing as provided for in this Financing Order; (3) approves storm recovery charges in an amount, calculated and adjusted from time to time as provided in this Financing Order, to be sufficient to pay the debt service on the storm recovery bonds together with related financing costs (“ongoing financing costs”, as described below) on a timely basis; and (4) approves the form of tariff, as provided in this Financing Order, to implement the storm recovery charges.

As described in this Financing Order, EAI shall update its estimates of the upfront financing costs and shall provide such information to the Commission in an issuance report letter within two (2) business days of the issuance of the storm recovery bonds. If actual upfront financing costs are less than the Company’s estimates, the difference will be used to reduce the storm recovery charge in the next true-up adjustment (as described herein); if actual upfront financing costs are greater than estimated, the Company may request recovery in a subsequent base rate filing case.

Within ninety (90) days of the issuance of the storm recovery bonds. EAI shall be required to file a detailed report substantiating and explaining all deviations from the estimated bond coupon rate (estimated by the Company to be 3.2%), upfront financing costs, and ongoing costs from those estimates included in Appendix A of this Financing Order.  Any differences between actual ongoing financing costs and estimates will be addressed in the true-up adjustment process described in this Financing Order.

EAI provided a general description of the proposed transaction structure in its application and in the testimony and exhibits submitted in support of its application.  The proposed transaction structure does not contain every relevant detail and, in certain places, uses only approximations of certain costs and requirements.  The final transaction structure will depend, in part, upon the requirements of the nationally-recognized credit rating agencies that will rate the storm recovery bonds and, in part, upon the market conditions that exist at the time the storm recovery bonds are taken to the market.  This Financing Order approves the financing structure described in the testimony and establishes parameters which are necessary to grant flexibility to EAI to establish the final terms and conditions of the financing.  We further authorize EAI to impose and collect storm recovery charges and adjust such charges from time to time, consistent with this Financing Order to pay the debt service and ongoing financing costs associated with the storm recovery bonds.  This Financing Order also approves the form of tariff to implement those storm recovery charges.

Standards of Review

In order to approve the securitization of the storm recovery costs, this Commission must determine the amount of storm recovery costs which the Commission deems appropriate for recovery.  The Commission must also determine that the proposed structuring, expected pricing and financing costs for the storm recovery bonds are reasonably expected to result in lower overall costs or to mitigate rate impacts to customers as compared with traditional utility financing or other traditional utility recovery methods.  Any determination of whether storm recovery costs are reasonable and prudent shall be made with reference to the general public interest in and the scope of effort required to provide the safe and expeditious restoration of electric service.

EAI submitted evidence demonstrating that storm recovery costs incurred in the aggregate amount of $121.7 million (including estimated carrying costs) were reasonable, necessary and prudent.  These storm recovery costs are in addition to upfront financing costs authorized for recovery hereunder and discussed below.

EAI has also submitted evidence fully indicative that the issuance of the storm recovery bonds and the imposition of storm recovery charges authorized by a financing order are reasonably expected to result in lower overall costs and to mitigate rate impacts to customers as compared with traditional utility financing or other traditional utility recovery methods.  EAI has presented testimony that the issuance of storm recovery bonds will result in present value savings to EAI’s customers of approximately $28 million (when compared to conventional utility financing methods), assuming, among other things, a weighted average interest cost of the storm recovery bonds of 3.20 percent.  The Staff’s witness, Donna Gray, disagreed with the threshold that the Company used for determining the minimal level of customer savings, and agreed that there would be customer savings as a result of the securitization and recommended the Commission cap the coupon rate at 4.4%.  The Commission agrees with this approach.  The Commission finds that such savings are significant and will mitigate the rate impact of collecting storm recovery costs through other traditional utility financing methods.

II.           STATUTORY OVERVIEW

The Arkansas General Assembly adopted the Act in 2009 to provide for securitization financing of storm recovery costs.  The General Assembly found that due to recent devastating ice storms in the State resulting in large storm recovery costs which could be securitized and financed under the provisions of the Act, there was an immediate need to authorize the securitization financing for storm recovery costs, which may lower the financing costs or mitigate the impact on rates in comparison to traditional utility financing or other traditional utility recovery methods thereby benefitting customers.  As a precondition to the use of securitization, the General Assembly required that the utility demonstrate that the storm recovery costs were reasonable and necessary incremental costs.  The General Assembly also required the utility demonstrate that the issuance of the storm recovery bonds and the imposition of storm recovery charges are reasonably expected to result in lower overall costs or to mitigate rate impacts to customers as compared with traditional utility financing or other traditional utility recovery methods and that the Commission make a specific finding to that effect before issuing a financing order.  Consequently, a basic purpose of securitized financing—the recovery of an electric utility’s costs—is conditioned upon the other basic purpose—providing economic benefits to consumers of electricity in the State.

The storm recovery bonds will not be public debt.  All storm recovery bonds authorized by this financing order must contain on the face thereof the following statement:  “Neither the full faith and credit nor the taxing power of the State of Arkansas is pledged to the payment of the principle of, or interest on, this bond.”  The proceeds of the storm recovery bonds shall be used for the purposes of recovering storm recovery costs solely as set forth in a financing order issued by the Commission to encourage and facilitate the rebuilding of utility infrastructure damaged by storms.  Securitization financings for storm recovery costs are recognized to be a valid public purpose.  Federal tax laws and revenue procedures expressly require that certain state legislation be enacted in order for such transactions to receive certain federal tax benefits.  The General Assembly found public need to promote such securitization financings by providing, clear and exclusive methods to create, transfer and encumber interests in storm recovery property as defined in the Act.  This need was met by providing in the Act for such methods and by establishing that any conflict between the rules governing sales, assignments, or transfers of, or security interests or other encumbrances of any nature upon intangible personal property under other Arkansas laws and the methods provided in the Act, including with regard to creation, perfection, priority or enforcement, shall be resolved in favor of the rules and methods established in the Act with regard to storm recovery property.

The intent of the Act is to provide benefits to Arkansas customers by allowing an Arkansas electric utility, if authorized by a financing order, to achieve certain tax and credit benefits of financing storm recovery costs, on a similar basis with utilities in other states.  The Act addresses certain property, security interests, and other matters to ensure that the financial, state income tax, state franchise tax, and federal income tax benefits of financing storm recovery costs through securitization are available in Arkansas.  Financing orders issued under the Act shall not be considered as or deemed to be single issue rate making.  The beneficial income tax and credit characteristics that may be achieved include the following:

(1)           Treating the storm recovery bonds as debt of the electric utility for state and federal income tax purposes;
(2)           Treating the storm recovery charges as gross income to the electric utility recognized under the utility’s usual method of accounting for income taxes, rather than recognizing gross income upon the receipt of the financing order or the receipt of cash in exchange for the sale of the storm recovery property or the issuance of the storm recovery bonds;
(3)           Avoiding the recognition of debt on the electric utility’s balance sheet for certain credit and regulatory purposes by reason of the storm recovery bonds;
(4)           Treating the sale, assignment, or transfer of the storm recovery property by the electric utility as a true sale for state law and bankruptcy purposes; and
(5)           Avoiding any adverse impact of the financing on the electric utility’s credit rating.

The Act provides that storm recovery charges shall be nonbypassable charges that are separate and apart from the electric utility’s base rates and shall be paid by all existing and future customers receiving transmission or distribution service, or both, from the electric utility or its successors or assignees under commission-approved rate schedules as provided in the financing order.  An individual customer’s monthly storm recovery charges shall be based upon the customer’s then current monthly billing determinants.

The Act requires that storm recovery charges be charged for the use of electric services to recover all storm recovery costs approved by the Commission, including through the repayment of storm recovery bonds.  Storm recovery charges will be collected by an electric utility, its successors, an assignee, or other collection agents as provided for in this Financing Order.  The right to impose, collect and receive storm recovery charges (including all other rights of an electric utility under the financing order) are only contract rights until they are first transferred to an assignee or pledged in connection with the issuance of storm recovery bonds.  Upon the transfer or pledge of those rights, they become storm recovery property and, as such, are afforded statutory protections to ensure that the charges are available for bond retirement.

This Financing Order includes a mechanism requiring that storm recovery charges be reviewed and adjusted at least annually to correct any overcollections or undercollections during the preceding 12 months and to ensure the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the storm recovery bonds.  In addition to the required annual reviews, more frequent reviews are allowed and under certain circumstances required to ensure that the amount of the storm recovery charges matches the funding requirements approved in this Financing Order.  These provisions will help to ensure that the amount of storm recovery charges paid by customers does not exceed the amount necessary to cover the costs of this securitization.  To encourage utilities to undertake securitization financing, other benefits and assurances are provided.

The State has pledged to the financing parties that it will not take or permit any action that would impair the value of storm recovery property, or, except for the true-up expressly allowed by the Act, reduce, alter, or impair the storm recovery charges to be imposed, collected and remitted to financing parties until the principal, interest, premium and any other charges incurred and contracts to be performed in connection with the related storm recovery bonds, have been paid and performed in full.

Storm recovery property constitutes a present property right for purposes of contracts concerning the sale or pledge of property, and the property will continue to exist for the duration of the pledge of the State as described in the preceding paragraph.  In addition, the interests of an assignee or pledgee in storm recovery property (as well as the revenues and collections arising from the property) are not subject to setoff, counterclaim, surcharge, or defense by the electric utility or any other person or in connection with the bankruptcy of the electric utility or any other entity.  The creation, granting, perfection, and enforcement of liens and security interests in storm recovery property are governed by the Act.

EAI has not requested and this Financing Order does not grant any authority to refinance storm recovery bonds authorized by this Financing Order.

To facilitate compliance and consistency with applicable statutory provisions, this Financing Order adopts the definitions in the Act.

III. DISCUSSION OF STORM RECOVERY COSTS AND UPFRONT
FINANCING COSTS ELIGIBLE FOR RECOVERY

1.	Storm Recovery Costs

In an application, filed on February 1, 2010, EAI requested the authority to securitize storm recovery costs in an estimated aggregate principal amount of $127.5 million, which amount includes carrying costs in the amount of $11.7 million, plus or minus any adjustment to such carrying costs necessary to account for the number of days, as applicable, either greater than or less than assumed in the $11.7 million carrying cost calculation, plus an estimated $4.6 million of upfront financing costs.

       As noted by Staff witness Jeff Hilton on April 16, 2010 by Order No. 3, issued in Docket No. 09-031-U, EAI was authorized to establish a storm reserve account as of January 1, 2009, pursuant to Ark. Code Ann. § 23-4-112.  Mr. Hilton testified that reserve accounting will allow EAI to recover 100% of its O&M storm expense along with interest, but does not include capitalized amounts.   Mr. Hilton explained that, as of December 31, 2009, the reserve account showed a debit balance of $58,006,501 excluding interest.  Mr. Hilton asserts that, if securitization resulted in removal of $66,664,528 as proposed by EAI, the account would be left with a credit balance of $8,598,027 which effectively builds a reserve.  Mr. Hilton contends that EAI has not substantiated ratepayer benefits associated with using securitization to fund such a reserve.  The Commission agrees with Staff and finds that EAI shall reduce the amount to be securitized by any credit balance in the storm reserve account, as of March 31, 2010, which would be the accumulated credits to the reserve account net of any accumulated storm costs, not related to the 2009 ice storm, charged against the account.  That balance should also include any accrued interest due to ratepayers.  To the extent there is no credit balance as of March 31, 2010, no adjustment for the Reserve Account need be made.2

    The Company  agrees that the storm recovery costs initially requested should also be reduced by $293,000 to avoid any potential double-recovery with regard to plant that was damaged by the by the ice storm and retired rather that replaced.  The Commission finds that the Company’s initial request for storm costs should be reduced by this amount.

The requested amount of carrying costs was calculated at an assumed simple interest rate of 7.73 percent, being the rate-base rate of return approved in Docket No. 06-101-U.  The requested amount is also premised on a storm recovery bond issuance date of September 23, 2010.  EAI requests authority to update the carrying cost amount to reflect the actual issuance date of the storm recovery bonds and that EAI be authorized to securitize the updated aggregate principal balance.  EAI will report to the Commission the final carrying cost so securitized in the issuance report letter as described below.  The Commission found that EAI’s method for calculation of carrying costs is appropriate and consistent with the Act (Ark. Code Ann. § 23-18-902(15)).

The Commission notes that, in this particular case, a significant time lag exists between the occurrence of EAI’s storm recovery costs and EAI’s Application to recover those storm recovery costs through securitization.  The Commission finds, that in this particular instance, the delay was not unreasonable considering that the Act was neither adopted nor in effect until months after the storm in question.

The Act requires that storm recovery costs should be net of any insurance proceeds, and if determined appropriate by the Commission, any adjustments for normal capital replacement and operating costs, lost revenue or other offsetting adjustments. The Company received no insurance proceeds relating to the ice storm. The Company has made adjustments by removing straight time payroll and associated payroll taxes and loaders from the storm recovery costs requested for recovery.  We find these adjustments to be appropriate and consistent with the Act.

Most of the storm recovery costs included in the Company’s application were included in EAI’s cost-of-service study in its pending rate case, Docket No. 09-084-U, and have been the subject of discovery and audit by Staff in that proceeding.

EAI did not request the creation or funding of a storm recovery reserve in its application and none is authorized by this Financing Order.

The Commission finds that EAI should be permitted to securitize its storm recovery costs as provided in this Financing Order.

2.	Upfront and Ongoing Financing Costs

EAI has requested authority to securitize certain financing costs associated with the issuance of the storm recovery bonds (“upfront financing costs”).  These costs generally include underwriting costs, rating agency fees, legal and consulting fees, fees of EAI’s financial advisor, Securities and Exchange Commission registration fees, original issue discount, accounting fees, upfront payments to the trustee, servicer set-up costs, printing and filing costs, and miscellaneous costs.  These issuance costs are financing costs eligible for recovery pursuant to the Act.(Ark. Code Ann. § 23-18-902(5)), and are more particularly described by the Company in its application and testimony.  EAI estimates such upfront financing costs at $4.6 million.  These estimates are included in Appendix A to this Financing Order. The Company will negotiate in good faith to obtain the most reasonable charges for these services.

The Commission is mindful of the fact that many of these upfront financing costs, such as legal fees will not be known until after the financing is completed.  Further other upfront financing costs will vary depending on the size of the final issuance of the storm recovery bonds.  Specifically, the Commission realizes that the SEC registration fee, rating agency fees, and underwriters’ fees are proportional to the amount of qualified costs actually securitized.  In addition, the SEC formula for calculating registration fees changes from time to time.  Other upfront financing costs, such as original issue discount, will be determined at the time of sale.  Accordingly actual upfront financing costs will not be known until or after the pricing of the storm recovery bonds.

In its testimony, EAI proposes to submit, not later than two (2) business days after the issuance of the storm recovery bonds, an issuance report letter, in substantially the form attached as Appendix B to this Financing Order, describing the final structure and terms of the storm recovery bond issuance consistent with the terms of this Financing Order, including an updated accounting of the upfront financing costs incurred (or expected to be incurred) in connection with such issuance.    This submission will be made for informational purposes only and will not affect in any manner the issuance or validity of the storm recovery bonds or the imposition of the storm recovery charges authorized hereunder.

EAI is further required to submit, within ninety (90) days of the issuance of the storm recovery bonds, a detailed report substantiating and explaining all deviations from the estimated bond coupon rate (estimated by the Company to be 3.2%), estimated upfront financing costs and estimated ongoing financing costs from its estimates included in Appendix A to this Financing Order.  This report will also be made for informational purposes only and will not affect in any manner the issuance or validity of the storm recovery bonds or the imposition of the storm recovery charges authorized hereunder.  Any differences between actual ongoing financing costs and estimates will be addressed in the true-up adjustment process described in this Financing Order.

The Commission finds that EAI should be permitted to securitize its estimated upfront financing costs in accordance with the terms of this Financing Order.

IV.           DESCRIPTION OF PROPOSED TRANSACTION

A description of the transaction proposed by EAI is contained in its application and the filing package submitted as part of the application.  A brief summary of the proposed transaction is provided in this section.  A more detailed description is included in Section V.B, titled “Structure of the Proposed Securitization” and in the application and filing package submitted as part of the application.

To facilitate the proposed securitization, EAI proposed that a special purpose storm recovery funding entity (“SPE”) be created to which will be transferred the rights to impose, collect, and receive storm recovery charges along with the other rights arising pursuant to this Financing Order.  Upon transfer, these rights will become storm recovery property as provided by the Act.  SPE will issue storm recovery bonds and will transfer the net proceeds from the sale of the storm recovery bonds to EAI in consideration for the transfer of the storm recovery property.  SPE will be organized and managed in a manner designed to achieve the objective of maintaining SPE as a bankruptcy-remote entity that would not be affected by the bankruptcy of EAI or any other affiliates of EAI or any of their respective successors.  In addition, SPE will have at least one independent manager whose approval will be required for certain major actions or organizational changes by SPE.  The Company will provide administrative services to SPE and will be compensated for such function.

EAI proposed that the storm recovery bonds will be issued pursuant to an indenture and administered by an indenture trustee.  The storm recovery bonds will be secured by and payable solely out of the storm recovery property created pursuant to this Financing Order and other collateral described in EAI’s application.  That collateral will be pledged to the indenture trustee for the benefit of the holders of the storm recovery bonds and to secure payment of certain qualified costs.

EAI proposed that the servicer of the storm recovery bonds will collect the storm recovery charges and remit those amounts to the indenture trustee on behalf of SPE. The servicer will be responsible for making any required or allowed true-ups of the storm recovery charges.  If the servicer defaults on its obligations under the servicing agreement, the indenture trustee may appoint a successor servicer.  EAI will act as the initial servicer for the storm recovery bonds.

EAI proposed that the storm recovery charges will be calculated to ensure the collection of an amount sufficient to pay the debt service due on the storm recovery bonds together with related financing costs.  These related financing costs (“ongoing financing costs”) include the servicing fee, administration fees for the SPE, rating agencies’ fees, trustee fees and expenses (including indemnities), legal and accounting fees, other ongoing fees and expenses, and the cost of replenishing or funding the capital subaccount (or overcollateralization subaccount, if required).  These ongoing financing costs are financing costs eligible for recovery pursuant to the Act and are more particularly described and estimated by the Company in its application and testimony. (Ark. Code Ann. § 23-18-902(5))  A schedule of estimated ongoing financing costs is attached as Appendix A.

EAI had proposed that the debt service and ongoing financing costs related to the storm recovery bonds based upon the functional revenue requirements for the Rate Class groups identified in APSC Docket No. 06-101-U Cost of Service Study because the timing of the pending Docket No. 09-084-U rate case was uncertain; however, due to the finalization of the Cost of Service Study, Staff has proposed, and EAI agrees, to use the allocation factors set forth in Appendix D to this financing order.  This allocation will not change throughout the recovery term for the storm recovery costs.  The storm recovery charges will be calculated and adjusted pursuant to the formula based method described in the Company’s testimony including EAI Exhibits JWB-2 and JWB-3 and in Appendix C to this Financing Order.

EAI requested approval of storm recovery charges sufficient to recover the principal and interest on the storm recovery bonds plus actual ongoing financing costs.  EAI proposed that the storm recovery charges be adjusted semi-annually until the final scheduled maturity of the storm recovery bonds to ensure that the amount collected from storm recovery charges is sufficient to pay the debt service on all the storm recovery bonds and all ongoing financing costs.  To the extent any storm recovery bonds remain outstanding after the final scheduled maturity date, EAI requested that mandatory true-up adjustments be made quarterly until all bonds and ongoing financing costs are paid in full.

EAI proposed a bond structure designed to provide substantially level annual debt service and revenue requirements over the life of the bond issue.  However, the Staff and the Company agree that the storm recovery bonds will be structured so that the first principal and interest payment on the bonds is due approximately nine (9) calendar months after the bonds are issued; therefore, there will be only one principal and interest payment on the bonds due within the first twelve (12) months after the bonds are issued.  The Staff also proposed that such initial payment, inclusive of any ongoing financing costs, be no greater that one half of the annualized principal and interest payment of the remaining years.  The Commission finds that the Staff’s proposal is reasonable and appropriate.

EAI requested that the storm recovery charges be collected from customers by EAI, as servicer.  In its application, EAI proposed that its annual servicing fee would be capped at $260,000, if EAI is the servicer.    However, Company witness, David Wright testified that the Company agrees to a servicing fee, $145,000, which is approximately the lowest fee that has been accepted for any prior Entergy securitization.  The Commission agrees that this fee is reasonable and appropriate, if EAI is the servicer.  In the event that EAI is no longer the servicer, and a substitute, third-party servicer is appointed, EAI has requested that a higher servicing fee be authorized.  EAI also proposes an administrative fee of $100,000, plus accounting and legal expenses.  The Commission agrees that this fee is reasonable and appropriate.  The Commission has also determined that any late payment fee receipts associated with the storm recovery charges, and allocated pursuant to this Financing Order, will be paid to the indenture trustee and will be incorporated in Rider SRC so that ratepayers will have the opportunity to realize a credit from these revenues.

Other than the servicer and administrative fees, ongoing financing costs are not capped and are estimated in Appendix A to this Financing Order.

The Company has requested that any Accumulated Deferred Income Taxes (“ADIT”) related to the storm recovery costs will be reflected in the Company’s Docket No. 09-084-U rate case determination of the authorized return on the rate base and in future base rate proceedings.

V.           FINDINGS OF FACT

A.           Identification and Procedure
  Identification of Applicant and Application

1.
EAI is an electric utility that owns and operates for compensation an extensive generation, transmission and distribution network to provide electric service in the State.  EAI is a direct wholly-owned subsidiary of Entergy Corporation, which, prior to February 8, 2006, was a registered public utility holding company under the Public Utility Holding Company Act of 1935 and is now a public utility holding company under the Public Utility Holding Company Act of 2005.

Notice of Application

2.
Order No. 1, issued by the Commission in this Docket on February 10, 2010, satisfied the Notice requirements set forth in Ark. Code Ann. § 23-2-415(b) and in Rule 3.03(a) of the Commission’s Rules of Practice and Procedure.

Procedural History

3.
On February 1, 2010, EAI filed its application for a financing order under the Act to issue its storm recovery bonds in an estimated aggregate principal amount of $127.5 million consisting of the sum of: $122.9 million of storm recovery costs (which amount includes carrying costs in the amount of $11.7 million through the projected issuance date of the storm recovery bonds of September 23, 2010, calculated at a rate of 7.73 percent per annum), plus upfront financing costs of issuing the storm recovery bonds, which are estimated to be $4.6 million, but which are subject to change and update prior to the pricing of the storm recovery bonds plus or minus any adjustment to the $11.7 million in carrying costs necessary to account for the number of days, as applicable, either greater than or less than assumed in the $11.7 million carrying cost calculation based on the projected issuance date for the storm recovery bonds of September 23, 2010.  EAI proposed that upfront financing costs and carrying costs be updated to reflect the estimated upfront issuance costs as of the date of pricing of the storm recovery bonds and in the case of carrying charges for the actual issuance date of the storm recovery bonds and that EAI be authorized to securitize the updated aggregate principal amount as determined by the Company.  The application includes the exhibits, schedules, attachments, and testimony.

4.
Storm recovery costs shall also include the costs of retiring or purchasing any indebtedness or equity relating to or associated with storm recovery activities, including accrued interest, premium and other fees, costs, and charges related thereto.  Storm recovery costs shall also include the costs to create or fund any storm recovery reserves or to replenish any shortfall in any storm recovery reserves.  The Company has not requested recovery of any such costs.

5.
Most of the storm recovery costs included in the Company’s application were included in EAI’s cost-of-service study in its pending rate case, Docket No. 09-084-U, and have been the subject of discovery and audit by Staff in that proceeding.

6.
If the Commission grants the Company’s request and issues a financing order to authorize the issuance of storm recovery bonds, the Company will remove the storm recovery costs that are securitized from the revenue requirement requested in the pending general rate case in Docket No. 09-084-U.

Amount Authorized to Be Securitized
7.
EAI is authorized to cause storm recovery bonds to be issued in an estimated aggregate principal amount of $126.3 million consisting of the sum of:  $121.7 million of storm recovery costs (which amount includes carrying costs in the amount of $11.5 million through the projected issuance date of the storm recovery bonds of September 23, 2010, calculated at a rate of 7.73 percent per annum, which is the rate-base rate of return approved in EAI’s last rate case in Docket No. 06-101-U (with no compounding)), plus upfront financing costs which are estimated at $4.6 million, and which are subject to update and adjustment as provided in this Financing Order, plus or minus any adjustment to the $11.5 million in carrying costs necessary to account for the number of days, as applicable, and the 7 percent per annum rate of return as of the effective date of new rates, either greater than or less than assumed in the $11.5 million carrying cost calculation based on the projected issuance date for the storm recovery bonds of September 23, 2010.

8.
The Company’s estimated upfront financing costs will be updated and provided to the Commission for informational purposes no later than two (2) business days after the issuance of the storm recovery bonds, in the issuance report letter described in Findings of Fact No. 11 below.  EAI may securitize all estimated upfront financing costs as identified in the issuance report letter.

9.
 If the actual upfront financing costs are less than the estimated upfront financing costs included in the principal amount securitized, the periodic billing requirement for the first true-up adjustment of the storm recovery charge would be reduced by the amount of such unused funds (together with interest earned thereon through investment by the trustee in eligible investments), and such unused funds (together with interest earned thereon through investment by the trustee in eligible investments) shall be available for payment of debt service on the bond payment date next succeeding such true-up adjustment.  If the actual issuance costs are more than the upfront financing costs, EAI may request recovery of the remaining upfront financing costs through traditional ratemaking mechanisms.

Accumulated Deferred Income Taxes

10.
The Company has requested that any ADIT related to the storm recovery costs will be reflected in the Company’s Docket No. 09-084-U rate case determination of the authorized return on the rate base and in future base rate proceedings.  The Commission finds that the Company’s proposed method to recover ADIT benefit is reasonable.

Issuance Report Letter and Report for Upfront and Ongoing Financing Costs

11.
Because the actual structure and pricing of the storm recovery bonds will not be known at the time this Financing Order is issued, no later than two (2) business days after issuance of the bonds, EAI will file with the Commission an issuance report letter in substantially the form of Appendix B to this Financing Order.  The issuance report letter will describe the final structure and terms of the storm recovery bond issuance (including the final bond coupon rate).  The initial storm recovery charges set forth in the issuance report letter shall become effective (without any further Commission action) on the date of issuance of the storm recovery bonds (although the imposition of the storm recovery charge shall commence on the first day of the first billing cycle of the next calendar month following the issuance date of the storm recovery bonds, which date shall be set forth in the issuance report letter).  The issuance report letter shall be provided for informational purposes only.

Within ninety (90) days of the issuance of the storm recovery bonds, a detailed report substantiating and explaining all deviations from the estimated bond coupon rates (estimated by the Company to be 3.2%), estimated upfront financing costs, and estimated ongoing financing costs from its estimates included in Appendix A to this Financing Order.  Any differences between actual ongoing financing costs and estimates will be addressed in the true-up adjustment process described in this Financing Order.

 Financial Benefit

12.
In a financing order issued to an electric utility, the Commission shall determine that the proposed structuring, expected pricing, and financing costs of the storm recovery bonds are reasonably expected to result in lower overall costs or would mitigate rate impacts to customers as compared with traditional utility financing or other traditional utility recovery methods.

13.	The Company’s last approved rate-base rate of return is 7.73 percent (on before-tax basis) that the Commission authorized in Docket No. 06-101-U.
14.	The weighted average interest rate of the storm recovery bonds, as of January 21, 2010, is estimated by the Company to be approximately 3.20 percent.
15.
A weighted average interest rate of 3.20 percent is projected to result in an estimated savings, on a net present value basis, of $28.0 million for EAI’s retail customers as calculated by the Company.  In the Staff’s opinion, the savings were not as great as the Company’s estimate, and Staff witness Donna Gray recommended that the Commission set a maximum coupon rate of 4.4 percent.

16.	The benefits for customers set forth in the evidence in this Docket are fully indicative of the benefits that customers will realize from the securitization approved hereby.
17.	The storm recovery bonds are hereby authorized for issuance, so long as the weighted average coupon rate of the storm recovery bonds does not exceed 4.4 percent.

B.           Structure of the Proposed Securitization

  SPE

18.
For purposes of this securitization, EAI will create SPE, a special purpose storm recovery funding entity which will be a Delaware limited liability company with EAI as its sole member.  SPE will be formed for the limited purpose of acquiring storm recovery property (including any storm recovery property authorized by the Commission in a subsequent financing order as described in the last sentence of this Findings of Fact), issuing storm recovery bonds in one or more series and in one or more tranches for each series (which could include storm recovery bonds authorized by the Commission in a subsequent financing order), and performing other activities relating thereto or otherwise authorized by this Financing Order.  SPE will not be permitted to engage in any other activities and will have no assets other than storm recovery property and related assets to support its obligations under the storm recovery bonds.  Obligations relating to the storm recovery bonds will be SPE’s only significant liabilities.  These restrictions on the activities of SPE and restrictions on the ability of EAI to take action on SPE’s behalf are imposed to achieve the objective of ensuring that SPE will be bankruptcy remote and not affected by a bankruptcy of EAI.  SPE will be managed by a board of managers with rights and duties similar to those of a board of directors of a corporation.  As long as the storm recovery bonds remain outstanding, SPE will have at least one independent manager with no organizational affiliation with EAI other than acting as independent managers for any other bankruptcy-remote subsidiary of EAI or its affiliates.  SPE will not be permitted to amend the provisions of the organizational documents that ensure bankruptcy-remoteness of SPE without the consent of the independent managers.  Similarly, SPE will not be permitted to institute bankruptcy or insolvency proceedings or to consent to the institution of bankruptcy or insolvency proceedings against it, or to dissolve, liquidate, consolidate, convert, or merge without the consent of the independent managers.  Other restrictions to ensure bankruptcy-remoteness may also be included in the organizational documents of SPE as required by the rating agencies.  The SPE is authorized, if provided for in its formation documents, to acquire storm recovery property from another Arkansas electric utility, including any future affiliate of EAI, so long as each such acquisition and issuance is approved by a future financing order of this Commission and does not adversely affect the credit rating on any outstanding storm recovery bonds issued by the SPE.

19.
The initial capital of SPE will be a nominal amount of $100.  Concurrently with the issuance of the bonds, 0.5 percent of the original principal amount of each series of storm recovery bonds will be deposited.  Adequate funding of SPE will minimize the possibility that EAI would have to extend funds to SPE in a manner that could jeopardize the bankruptcy remoteness of SPE and is a factor in treating the financing as a borrowing by EAI for federal income tax purposes.  A sufficient level of capital is necessary to minimize the risk that SPE would not be treated as bankruptcy remote from EAI and, therefore, assist in achieving the lowest storm recovery bond charges possible.  The United States Treasury Department has recently proposed sweeping changes to the regulation of financial markets including securitizations.  It is not known how any changes resulting from that proposal will affect the level of capital which must be invested in SPE, or other costs of issuing, supporting, and servicing the storm recovery bonds.  Should the SEC or federal legislative requirements be imposed on EAI that significantly increase the required capital contributions, EAI can request relief through the normal rate relief remedies under Arkansas law when and if such events occur.

20.
SPE will issue storm recovery bonds in one or more series, and in one or more tranches for each series, in an aggregate amount not to exceed the principal amount approved by this Financing Order and will pledge to the indenture trustee, as collateral for payment of the storm recovery bonds, the storm recovery property, including SPE’s right to receive the storm recovery charges as and when collected, and certain other collateral described in EAI’s application.

21.
Concurrent with the issuance of any of the storm recovery bonds, EAI will transfer to SPE all of EAI’s rights under this Financing Order, including rights to impose, collect, and receive storm recovery charges approved in this Financing Order.  This transfer will be structured so that it will qualify as a true sale within the meaning of the Act. (Ark. Code Ann. § 23-18-906).  By virtue of the transfer, SPE will acquire all of the right, title, and interest of EAI in the storm recovery property arising under this Financing Order.

22.
The use and proposed structure of SPE and the limitations related to its organization and management are necessary to minimize risks related to the proposed securitization transactions and to minimize the storm recovery charges.  Therefore, the use and proposed structure of SPE should be approved.

Credit Enhancement and Arrangements to Reduce Interest Rate Risk or Enhance   Marketability

23.
Other than the collection account and other subaccounts described in this Financing Order, including the “overcollateralization subaccount” described in Findings of Fact No. 24 below, EAI has not requested approval to use additional forms of credit enhancement (including letters of credit, reserve accounts, surety bonds, or guarantees), nor has it requested the use of arrangements to reduce interest rate risks (including hedges) and other mechanisms designed to promote the credit quality and marketability of the storm recovery bonds.  The Commission finds that the Company’s determinations not to use any such additional credit or marketing enhancements are consistent with maximizing customer benefits.

24.
The Company has requested the flexibility to establish an “overcollateralization subaccount”, which would be funded from storm recovery charges over time, if the rating agencies require such a subaccount to obtain AAA ratings on the storm recovery bonds. This overcollateralization subaccount would serve as an additional reserve for the storm recovery bonds.  Such an overcollateralization subaccount has not been required by the rating agencies in similar utility securitizations in recent years.  However, the Company has only requested the funding of such a subaccount if rating agencies’ requirements change.  We believe that giving the Company the flexibility to fund such a subaccount if required to achieve AAA ratings on the bonds is reasonable.  The Company agrees that achieving AAA ratings on the Storm Recovery Bonds is necessary to issue the securitization bonds.

Storm Recovery Property

25.
Under the Act, the rights and interest of an electric utility or successor under a financing order, including the right to impose, collect, and receive the storm recovery charges authorized in the order, are only contract rights until they are first transferred to an assignee or pledged in connection with the issuance of storm recovery bonds, at which time they will become storm recovery property.

26.
The rights to impose, collect, and receive the storm recovery charges approved in this Financing Order along with the other rights arising pursuant to this Financing Order will become storm recovery property upon the transfer of such rights by EAI to SPE pursuant to the Act.

27.
Storm recovery property and all other collateral will be held and administered by the indenture trustee pursuant to the indenture, as described in EAI’s application.  This proposal will help ensure the lowest storm recovery bond charges and should be approved.

28.
Under the Act, storm recovery property specified in this Financing Order constitutes a present property right, even though the imposition and collection of storm recovery charges depends on further acts of the utility or others that have not yet occurred.

Servicer and the Servicing Agreement

29.
EAI will execute a servicing agreement with SPE.  The servicing agreement may be amended, renewed or replaced by another servicing agreement.  The entity responsible for carrying out the servicing obligations under any servicing agreement is the servicer.  EAI will be the initial servicer but may be succeeded as servicer by another entity under certain circumstances detailed in the servicing agreement and as authorized by the Commission pursuant to this Financing Order.  The replacement servicer should not begin providing service until the date the Commission approves the appointment and the servicing fee of such replacement servicer; provided, however, that approval of the servicing fee is only required if, annually, it will exceed 1.25 percent of the original principal amount securitized, which is approximately $1.6 million.  Pursuant to the servicing agreement, the servicer is required, among other things, to impose and collect the applicable storm recovery charges for the benefit and account of SPE, to make the periodic true-up adjustments of storm recovery charges required or allowed by this Financing Order, and to account for and remit the applicable storm recovery charges to or for the account of SPE in accordance with the remittance procedures contained in the servicing agreement without any charge, deduction or surcharge of any kind (other than the servicing fee specified in the servicing agreement).  Under the terms of the servicing agreement, if any servicer fails to perform its servicing obligations in any material respect, the indenture trustee acting under the indenture to be entered into in connection with the issuance of the storm recovery bonds, or the indenture trustee’s designee, may, or, upon the instruction of the requisite percentage of holders of the outstanding amount of storm recovery bonds, shall appoint an alternate party to replace the defaulting servicer, in which case the replacement servicer will perform the obligations of the servicer under the servicing agreement.  The obligations of the servicer under the servicing agreement and the circumstances under which an alternate servicer may be appointed are more fully described in the servicing agreement.  The rights of SPE under the servicing agreement will be included in the collateral pledged to the indenture trustee under the indenture for the benefit of holders of the storm recovery bonds.

30.
The obligations to continue to provide service and to collect and account for storm recovery charges will be binding upon EAI and any other entity that provides transmission and distribution services or, in the event that transmission and distribution services are not provided by a single entity, any other entity providing distribution services to a person that was a retail consumer located within EAI’s service area as it existed on the date this Financing Order is issued, or that became a customer for electric services within such area after the date this Financing Order is issued, and is still located within EAI’s service area.  The Commission will enforce the obligations imposed by this Financing Order, its applicable substantive rules, and statutory provisions.

31.
The proposals described in Findings of Fact Nos. 29 and 30 are reasonable, will reduce risk associated with the proposed securitization and will, therefore, result in lower storm recovery charges and greater benefits to ratepayers and should be approved.

Storm Recovery Bonds

32.
SPE will issue and sell storm recovery bonds in one or more series, and each series may be issued in one or more tranches.  The scheduled final payment date of any series of storm recovery bonds will not exceed 10 years from the date of issuance of such series, and the legal final maturity date will not be more than two (2) years following the scheduled final payment date.  The scheduled final payment date and legal final maturity date of each series and tranche within a series and amounts in each series will be finally determined by EAI, consistent with market conditions and indications of the rating agencies, at the time the storm recovery bonds are priced, and reported to the Commission in the Issuance Report Letter.

33.
EAI will retain sole discretion regarding whether or when to assign, sell, or otherwise transfer any rights concerning storm recovery property arising under this Financing Order, or to cause the issuance of any storm recovery bonds authorized in this Financing Order.

The Commission finds that there will be only one principal and interest payment on the bonds due within the first twelve (12) months after the bonds are issued, and that  such payment, inclusive of any ongoing financing costs, shall be no greater that one half of the annualized principal and interest payment of the remaining years.  The Commission finds that this structure is in the public interest and should be utilized.  The approved structure is reasonable and should be approved, provided that the weighted average coupon rate for the bonds does not exceed 4.4 percent.  This restriction is necessary to ensure that the stated economic benefits to ratepayers materialize.

 Security for Storm Recovery Bonds

34.
The payment of the storm recovery bonds and related charges authorized by this Financing Order is to be secured by the storm recovery property created by this Financing Order and by certain other collateral as described in the application.  The storm recovery bonds will be issued pursuant to the indenture administered by the indenture trustee.  The indenture will include provisions for a collection account for each series and subaccounts for the collection and administration of the storm recovery charges and payment or funding of the principal and interest on the storm recovery bonds and other costs, including fees and expenses, in connection with the storm recovery bonds, as described in EAI’s application.  Pursuant to the indenture, SPE will establish a collection account as a trust account to be held by the indenture trustee as collateral to ensure the payment of the principal, interest, and other costs approved in this Financing Order related to the storm recovery bonds in full and on a timely basis.  The collection account will include the general subaccount, the capital subaccount, and the excess funds subaccount, and may include other subaccounts.

The General Subaccount

35.
The indenture trustee will deposit the storm recovery charge remittances that the servicer remits to the indenture trustee for the account of SPE into one or more segregated trust accounts and allocate the amount of those remittances to the general subaccount.  The indenture trustee will on a periodic basis apply moneys in this subaccount to pay expenses of SPE, to pay principal and interest on the storm recovery bonds, and to meet the funding requirements of the other subaccounts.  The funds in the general subaccount will be invested by the indenture trustee in short-term high-quality investments, and such funds (including, to the extent necessary, investment earnings) will be applied by the indenture trustee to pay principal and interest on the storm recovery bonds and all other components of the Periodic Payment Requirement (“PPR”) (as defined in Findings of Fact No. 49), and otherwise in accordance with the terms of the indenture.

The Capital Subaccount

36.
When a series of storm recovery bonds is issued, EAI will make a capital contribution to SPE for that series, which SPE will deposit into the capital subaccount.  The amount of the capital contribution will be 0.5 percent of the original principal amount of each series of storm recovery bonds, although the actual amount will depend on tax and rating agency requirements and possible regulatory changes resulting from the Treasury Department’s recent proposal to reform financial regulation.  The capital subaccount will serve as collateral to ensure timely payment of principal and interest on the storm recovery bonds and all other components of the PPR.  Any funds drawn from the capital account to pay these amounts because of a shortfall in the storm recovery charge remittances will be replenished through future storm recovery charge remittances.  The funds in this subaccount will be invested by the indenture trustee in short-term high-quality investments, and such funds (including investment earnings) will be used by the indenture trustee to pay principal and interest on the storm recovery bonds and all other components of the PPR.  If EAI is required to make a capital contribution in excess of 0.5 percent of the original principal amount of each series of bonds, EAI can request relief through normal rate relief remedies under Arkansas law.  Upon payment of the principal amount of all storm recovery bonds and the discharge of all obligations that may be paid by use of storm recovery charges, all amounts in the capital subaccount, including any investment earnings, will be released to SPE for payment to EAI.  Investment earnings in this subaccount may be released earlier in accordance with the indenture.

37.
The capital contribution to SPE should be funded by EAI.  To ensure that ratepayers receive the appropriate benefit from the securitization approved in this Financing Order, the proceeds from the sale of the storm recovery bonds that are paid to EAI should not be offset by the amount of this capital contribution.  Because EAI funds the capital subaccount, EAI should receive the investment earnings on that capital from time to time and should receive return of that capital after all storm recovery bonds have been paid.

The Excess Funds Subaccount

38.
The excess funds subaccount will hold any storm recovery charge remittances and investment earnings on the collection account (other than earnings attributable to the capital subaccount and released under the terms of the indenture) in excess of the amounts needed to pay current principal and interest on the storm recovery bonds and to pay other PPRs (including, but not limited to, replenishing the capital subaccount).  Any balance in or allocated to the excess funds subaccount on a true-up adjustment date will be subtracted from the Periodic Billing Requirement (“PBR”) (as defined in Findings of Fact No. 51) for purposes of the true-up adjustment.  The money in this subaccount will be invested by the indenture trustee in short-term high-quality investments, and such money (including investment earnings thereon) will be used by the indenture trustee to pay principal and interest on the storm recovery bonds and other PPRs.

General Provisions

39.
The collection account and the subaccounts described above are intended to provide for full and timely payment of scheduled principal and interest on the storm recovery bonds and all other components of the PPR.  If the amount of storm recovery charges remitted to the general subaccount is insufficient to make all scheduled payments of principal and interest on the storm recovery bonds and to make payment on all of the other components of the PPR, the excess funds subaccount and the capital subaccount will be drawn down, in that order, to make those payments.  Any deficiency in the capital subaccount because of such withdrawals must be replenished to the capital subaccount on a periodic basis through the true-up process.  In addition to the foregoing, there may be such additional accounts and subaccounts as are necessary to segregate amounts received from various sources, or to be used for specified purposes.  Such accounts will be administered and utilized as set forth in the servicing agreement and the indenture.  Upon the maturity of the storm recovery bonds and the discharge of all obligations in respect thereof, remaining amounts in the collection account, other than amounts that were in the capital subaccount, will be released to SPE and equivalent amounts will be credited by EAI to customers consistent with Ordering Paragraph No. 19.

40.
The use of a collection account and its subaccounts in the manner proposed by EAI is reasonable, will lower risks associated with the securitization and thus lower the costs to ratepayers, and should, therefore, be approved.

Storm Recovery Charges:  Imposition and Collection, Nonbypassability and Self-      Generation

41.
EAI seeks authorization to impose on and collect from its customers, in the manner provided in this Financing Order or the tariffs approved hereby, storm recovery charges in an amount sufficient to provide for the timely payment of principal and interest on the storm recovery bonds and all other ongoing financing costs as described in Findings of Fact No. 49.

42.
Storm recovery charges may be separately identified on bills presented to customers and noted as property of SPE.  If such charges are not so separately identified, customers will be notified at least annually that the Storm Recovery Property is owned by SPE and not EAI.

43.
(a)If any customer does not pay the full amount of any bill to EAI, the amount paid by the customer will be applied in the following order of priority:  first, to any amounts due with respect to customer deposits; second, to all electric service charges of EAI; third, to storm recovery charges; and fourth, to additional pledges billed to the customer.  If there is more than one owner of storm recovery property, or if the sole or any owner of storm recovery property (or pledgee or pledgees) has issued multiple series of bonds, such partial collections representing storm recovery charges shall be allocated among such owners (or pledgee or pledgees), and among such series of storm recovery bonds, pro-rata based upon the amounts billed with respect to each series of storm recovery bonds, provided that late fees and charges may be allocated to the servicer as provided in the tariff.

(b)
Any late payment fee receipts associated with the storm recovery charges, and allocated pursuant to this Findings of Fact No. 43, will be paid to the indenture trustee and will be incorporated in Rider SRC so that ratepayers will realize a credit from these revenues.

44.
Storm recovery charges related to a series of bonds will be imposed and collected until the storm recovery bonds are paid in full and all related financing costs identified in the PPR have been paid in full.

45.
Storm recovery charges shall be nonbypassable charges that are separate and apart from EAI’s base rates and shall be paid by all existing and future APSC-jurisdictional customers located within EAI’s certificated service area as it existed on the date this Financing Order (or as such certificated service area may be expanded) receiving transmission or distribution service, or both, from EAI or its successors or assignees under Commission-approved rate schedules as provided in this Financing Order.  An individual customer’s monthly storm recovery charges shall be based upon the customer’s then current monthly billing determinants.

46.
EAI, acting as servicer, and any subsequent servicer, will collect storm recovery charges from all APSC- jurisdictional customers located within EAI’s certificated service area as described above.  A customer remaining within such area may not avoid storm recovery charges by switching to another electric utility, electric cooperative or municipally-owned utility after the date this Financing Order is issued.  However, a customer in a multiply-certificated service area that requested to switch providers on or before the date this Financing Order is issued, or was not taking service from EAI on the date this Financing Order is issued, and does not do so after such date, will not be responsible for paying storm recovery charges.

47.
In the event that there is a fundamental change in the regulation of public utilities, the storm recovery charge will be collected in a manner that will not adversely affect the ratings on the storm recovery bonds.

48.
EAI’s proposal related to imposition and collection of storm recovery charges is reasonable and is necessary to ensure collection of storm recovery charges sufficient to support recovery of the financing costs approved in this Financing Order and should be approved.  EAI’s Rider SRC is found in Exhibit A to EAI’s application.

Allocation of Qualified Costs Among Consumers

49.
The Periodic Payment Requirement (“PPR”) is the required periodic payment for a given period (i.e., annually, semi-annually, or such other applicable period) due under the storm recovery bonds.  Each PPR includes:  (a) the principal amortization of the storm recovery bonds in accordance with the expected amortization schedule (including deficiencies of previously scheduled principal for any reason); (b) periodic interest on the storm recovery bonds (including any accrued and unpaid interest); and (c) ongoing financing costs consisting of the servicing fee, administration fees for the SPE, rating agencies’ fees, trustee fees, expenses and indemnities, legal and accounting fees, other ongoing fees and expenses, and all other payments that may be required pursuant to the payments described in the application.

50.
This Financing Order contains a list of estimated annual ongoing financing costs in Appendix A.  Other than the servicing fees and administrative fee paid to EAI, which will be capped as provided in this Financing Order, the Company or the SPE shall be entitled to recover all of its actual ongoing financing costs, without limitation, from the collection of storm recovery charges.

51.
The Periodic Billing Requirement (“PBR”) represents the aggregate dollar amount of storm recovery charges that must be billed during a given period (i.e., annually, semi-annually, or such other applicable period) so that the storm recovery charge collections will be sufficient to meet the sum of all PPR for that period, given:  (i) forecast usage data for the period; (ii) forecast uncollectibles for the period; and (iii) forecast lags in collection of billed storm recovery charges for the period.

52.
The PBR will be allocated based upon the functional revenue requirements for the Rate Class groups identified in Appendix D to this Financing Order.  This allocation will not change for the life of the storm recovery bonds.

53.	The Commission finds to be reasonable and appropriate, and adopts the allocation method proposed by the Company in Findings of Fact No. 52.

True-Up of Storm Recovery Charges

54.	The servicer of the storm recovery bonds will make mandatory semi-annual adjustments (i.e., every six months) to the storm recovery charges to:
(a)	correct any under-collections or over-collections, for any reason, during the preceding six months; and
(b)
to ensure the projected recovery of amounts sufficient to provide timely payment of the scheduled principal of and interest on the storm recovery bonds and all ongoing financing costs during the two (2) subsequent payment periods (approximately twelve months).

To the extent any storm recovery bonds remain outstanding after the scheduled maturity date of the last bond tranche or class, mandatory true-up adjustments shall be made quarterly until all storm recovery bonds and ongoing financing costs are paid in full.

55.
True-up filings made by the Company will be based upon the current and the upcoming PPRs and the cumulative differences, regardless of the reason, between Rider SRC collections and the actual amounts paid for scheduled principal and interest payments on the storm recovery bonds and ongoing financing costs.  True-up procedures are necessary to ensure full recovery of amounts sufficient to meet on a timely basis the PPR over the expected life of the storm recovery bonds.  In order to ensure adequate storm recovery charge collections to fund the PPR for the current and next succeeding PBR and to avoid large overcollections and undercollections the Company will calculate true-up SRC Rates using EAI’s most recent  forecast of billing determinants, estimates of ongoing financing costs, and  forecasted uncollectibles and late fees revenue.

56.	The forecasted billing determinants (kWh and kW) used by the Company in calculating the storm recovery charges will be determined as provided in the direct testimony of Company witness James Berkau.
57.
Each true-up adjustment filing request will set forth the servicer’s calculation of the true-up adjustment to the storm recovery charges.  The Commission will have fifteen (15) days after the date of a true-up adjustment request filing in which to confirm the mathematical accuracy of the servicer’s adjustment.  Any true-up adjustment filed with the Commission will be effective on its proposed effective date, which shall be not less than fifteen (15) days after filing.  Any necessary corrections to the true-up adjustment, because of mathematical errors in the calculation of such adjustment, will be made in a future true-up adjustment filing.  Each true-up adjustment request filed with the Commission shall be substantially in the form of Appendix C hereto.

58.
The true-up mechanism and procedures described in the Company’s testimony and in this Financing Order are reasonable and will reduce risks related to the storm recovery bonds, resulting in lower storm recovery charges and greater benefits to ratepayers and should be approved.

59.	There is no limit on the amount of the storm recovery charge which may be imposed as a result of a true-up adjustment.
60.	EAI has proposed a transaction structure that is expected to include (but is not limited to):
(a)	the use of SPE as issuer of the storm recovery bonds, limiting the risks to storm recovery bond holders of any adverse impact resulting from a bankruptcy proceeding of its parent or any affiliate;
(b)
the right to impose and collect storm recovery charges that are nonbypassable and which must be trued-up semiannually and quarterly after the final scheduled payment date of any storm recovery bond, in order to assure the timely payment of the debt service and other ongoing transaction costs;

(c)
additional collateral in the form of a collection account which includes a capital subaccount funded in cash in an amount equal to not less than 0.5 percent of the original principal amount of the storm recovery bonds and other subaccounts, including an overcollateralization subaccount if required by the rating agencies, resulting in greater certainty of payment of interest and principal to investors and that are consistent with the IRS requirements that must be met to receive the desired federal income tax treatment for the storm recovery bond transaction; and

(d)
the treatment for federal income tax purposes to include:  (i) the transfer of the rights under this Financing Order to SPE not resulting in gross income to EAI and the future revenues under the storm recovery charges being included in EAI’s gross income under its usual method of accounting, (ii) the issuance of the storm recovery bonds and the transfer of the proceeds of the storm recovery bonds to EAI not resulting in gross income to EAI, and (iii) the storm recovery bonds constituting borrowings of EAI.

61.
The proposed structuring, expected pricing, and financing costs of the storm recovery bonds are reasonably expected to result in lower overall costs or would mitigate rate impacts to customers as compared with traditional utility financing or other traditional utility recovery methods.

62.
To ensure that the proposed storm recovery bond transaction will be consistent with Finding of Fact No. 61, it is necessary that (i) the effective weighted average interest rate of the storm recovery bonds does not exceed 4.4 percent, (ii) the amortization of the storm recovery bonds is structured to be consistent with Findings of Fact Nos. 32 and 33, and (iii) the storm recovery bonds transaction is otherwise consistent with the requirements of this Financing Order.

Use of Proceeds

63.
Upon the issuance of storm recovery bonds, SPE will use the net proceeds from the sale of the storm recovery bonds (after payment of transaction costs) to pay to EAI the purchase price of the storm recovery property.

64.
The net proceeds from the sale of the storm recovery property (after payment of transaction costs) will be applied by EAI, to reimburse itself for previous storm-related expenditures from its general accounts.

Distributions Following Repayment

65.
Following repayment of the storm recovery bonds authorized in this Financing Order and release of the funds held by the trustee, the servicer, on behalf of SPE, shall distribute to customers the remaining final balance of the general subaccount, excess funds subaccount, and all other subaccounts (except the capital subaccount which shall be distributed to the SPE in accordance with Findings of Fact No. 37).

VI.           CONCLUSIONS OF LAW

1.	EAI is an electric utility, as defined in the Act.
2.	EAI is authorized to file an application for a financing order under the Act.
3.	The Commission has jurisdiction and authority over EAI’s application pursuant to the Act.
4.	The Commission has authority to approve this Financing Order under the Act.
5.	SPE will be “an assignee” as defined in the Act when an interest in storm recovery property is transferred, other than as security, to SPE.
6.	The holders of the storm recovery bonds and the indenture trustee will each be a “financing party” as defined in the Act.
7.	SPE may issue storm recovery bonds in accordance with this Financing Order.
8.	The use of the proceeds of the storm recovery bonds (net of transaction costs) for the purposes of reducing the amount of recoverable storm recovery costs is consistent with the Act.
9.
The securitization approved in this Financing Order satisfies the requirement of the Act that the structuring, expected pricing, and financing costs of the storm recovery bonds are reasonably expected to result in lower overall costs or would mitigate rate impacts to customers as compared with traditional utility financing or other traditional utility recovery methods.

10.
The storm recovery costs approved for recovery in this Financing Order are reasonable and necessary costs, which are eligible for recovery under the Act and which include all adjustments required by the Act.

11.
This Financing Order adequately details the amount to be recovered and the period over which EAI will be permitted to recover nonbypassable storm recovery charges in accordance with the requirements of the Act.

12.	The method approved in this Financing Order for collecting and allocating the storm recovery charges among customer classes is reasonable and satisfies the requirements of the Act.
13.
As requested by EAI and in accordance with the Act the storm recovery property created by this Financing Order is conditioned upon, and shall be simultaneous with, the sale or other transfer of the storm recovery property to an assignee and the pledge of the storm recovery property to secure storm recovery bonds. (Ark. Code Ann. § 23-18-903(b)(2)(F)).

14.
As provided in the Act, the rights and interests of EAI or its successor under this Financing Order, including the right to impose, collect and receive the storm recovery charges authorized in this Financing Order, are assignable and shall become storm recovery property when they are first transferred to SPE.

15.
The rights, interests and property conveyed to SPE as authorized by this Financing Order, including the irrevocable right to impose, collect and receive storm recovery charges and the revenues and collections from storm recovery charges, are “storm recovery property” within the meaning of the Act.

16.	All revenues and collections resulting from the storm recovery charges will constitute proceeds only of the storm recovery property arising from this Financing Order, as provided by the Act.
17.
Upon the transfer by EAI of the storm recovery property to SPE, SPE will have all of the rights, title and interest of EAI with respect to such storm recovery property including the right to impose, collect and receive the storm recovery charges authorized by the Financing Order.

18.
The storm recovery bonds issued pursuant to this Financing Order will be “storm recovery bonds” within the meaning of the Act and the storm recovery bonds and holders thereof are entitled to all of the protections provided under the Act.

19.
Amounts that are required to be paid to the servicer as storm recovery charges under this Financing Order or the tariffs approved hereby are “storm recovery charges” as defined in the Act, and the amounts collected from customers with respect to such storm recovery charges are “storm recovery charges” as defined in the Act, whether or not such charges are set out as a separate line item on the customer’s bill.

         20.   [This section intentionally left blank.]
21.	The formula based methodology approved in this Financing Order to true-up the storm recovery charges satisfies the requirements of the Act.
22.	This Financing Order meets the requirements for a financing order under the Act.
23.
The true-up mechanism, and all other obligations of the State and the Commission set forth in this Financing Order, are direct, explicit, irrevocable and unconditional upon issuance of the storm recovery bonds and are legally enforceable against the State and the Commission.

24.
After the issuance of this Financing Order, EAI retains sole discretion regarding whether to cause the storm recovery bonds to be issued, including the right to defer or postpone such sale, assignment, transfer, or issuance, provided that the storm recovery bonds, other than refunding bonds, may not be issued later than two (2) years from the date this Financing Order becomes final and non-appealable, and provided, further, that nothing in the Act shall prevent EAI, prior to the end of such two-year period, from abandoning the issuance of storm recovery bonds under this Financing Order, if that is in the best interest of customers, by filing with the Commission a statement of abandonment and the reasons therefore.  Nothing in the Act limits the rights of EAI or its successor to recover its storm recovery costs under normal rate making should the storm recovery bonds not be issued.

25.	This Financing Order shall be operative and in full force and effect from the date of issuance by the Commission.
26.
Subsequent to the earlier of the transfer of storm recovery property to an assignee or the issuance of storm recovery bonds authorized thereby, this Financing Order is irrevocable and, except as provided for the refunding of any storm recovery bonds or the application of the true up mechanism described in Conclusions of Law No. 21 above, the Commission may not amend, modify, or terminate this Financing Order by any subsequent action or reduce, impair, postpone, terminate, or otherwise adjust storm recovery charges approved in this Financing Order.

27.
All storm recovery property that is specified in this Financing Order shall constitute an existing, present intangible property right or interest therein notwithstanding that the imposition and collection of storm recovery charges depends on EAI performing its servicing functions relating to the collection of storm recovery charges and on future electricity consumption.  Such property shall exist whether or not the revenues or proceeds arising from the property have been billed, have accrued, or have been collected and notwithstanding the fact that the value or amount of the property is or may be dependent on the future provision of service to customers of EAI or its successors or assignees and the future consumption by customers of electricity.

28.
Storm recovery property specified in this Financing Order shall continue to exist until the storm recovery bonds issued pursuant to this Financing Order are indefeasibly paid in full and all financing costs of the bonds have been paid in full.

29.
All or any portion of storm recovery property specified in this Financing Order, if storm recovery bonds are issued, shall be sold, assigned, or transferred to a SPE.  All or any portion of storm recovery property may be encumbered by a security interest to secure storm recovery bonds issued pursuant to this Financing Order, amounts payable to financing parties and to counterparties under any ancillary agreements, and other financing costs.  Each such sale, assignment, transfer, conveyance, or pledge made by or security interest granted by EAI or a SPE is considered to be a transaction in the ordinary course of business.

30.
As provided in the Act, if EAI defaults on any required payment of charges arising from storm recovery property specified in this Financing Order, the court specified in Arkansas Code Ann. § 23-18-903(f) upon application by an interested party, and without limiting any other remedies available to the applying party, shall order the sequestration and payment of the revenues arising from the storm recovery property to the financing parties or their representatives.  Any such order shall remain in full force and effect notwithstanding any reorganization, bankruptcy, or other insolvency proceedings with respect to EAI or its successors or assigns. (Ark. Code Ann. § 23-18-905(e)).

31.
The interest of a transferee, purchaser, acquirer, assignee, or secured party in storm recovery property specified in this Financing Order is not subject to setoff, counterclaim, surcharge, or defense by EAI or any other person or in connection with the reorganization, bankruptcy, or other insolvency of EAI, its successors or assignees or any other entity.

32.
Any successor to EAI, whether pursuant to any reorganization, bankruptcy, or other insolvency proceeding, or whether pursuant to any merger or acquisition, sale, or other business combination, or transfer by operation of law, as a result of electric utility restructuring or otherwise, shall perform and satisfy all obligations of, and have the same rights under a financing order as the electric utility under this Financing Order in the same manner and to the same extent as the electric utility, including collecting and paying to the person entitled to receive them, the revenues, collections, payments, or proceeds of the storm recovery property.

33.	Storm recovery bonds shall be nonrecourse to the credit or any assets of EAI other than the storm recovery property as specified in this Financing Order and any rights under any ancillary agreement.
34.
When EAI transfers storm recovery property to SPE pursuant to this Financing Order that expressly states that the transfer is in accordance with the Act, that transfer shall constitute absolute transfer and true sale of, and not a pledge of or security interest in, EAI’s right, title, and interest in, to and under the storm recovery property, other than for federal and state income tax purposes. (Ark. Code Ann. § 23-18-906).  For all purposes other than federal and state income tax purposes, the parties’ characterization of a transaction as a sale of an interest in storm recovery property shall be conclusive that the transaction is a true sale and that ownership has passed to the party characterized as the purchaser, regardless of whether the purchaser has possession of any documents evidencing or pertaining to the interest.  After such a transaction, the storm recovery property is not subject to any claims of EAI or its creditors, other than creditors holding a prior security interest in the storm recovery property perfected under the Act. (Ark. Code Ann. § 23-18-906).

35.
As provided in the Act (Ark. Code Ann. § 23-18-906), the characterization of the sale, conveyance, assignment, or other transfer as a true sale or other absolute transfer under Conclusions of Law No. 34 above and the corresponding characterization of the assignee’s property interest is not affected by:

(1)	Commingling of amounts arising with respect to the storm recovery property with other amounts; or
(2)
The retention by EAI of a partial or residual interest, including an equity interest or entitlement to any surplus, in the storm recovery property, whether direct or indirect, or whether subordinate or otherwise; or

(3)
Any recourse that the assignee may have against EAI, except that any such recourse shall not be created, contingent upon, or otherwise occurring or resulting from the inability or failure of one or more of EAI’s customers to timely pay all or a portion of the storm recovery charges; or

(4)
Any indemnifications, obligations, or repurchase rights made or provided by EAI, except that such indemnity or repurchase rights shall not be based solely upon the inability or failure of EAI’s customers to timely pay all or a portion of the storm recovery charges; or

(5)	The responsibility of EAI to collect the storm recovery charges; or
(6)	The contrary or other treatment of the sale, conveyance, assignment, or other transfer for tax, financial reporting or other purposes; or
(7)
The granting or providing to holders of the storm recovery bonds of a preferred right to the storm recovery property or credit enhancement by EAI or its affiliates with respect to the storm recovery bonds; or

(8)
The status of the SPE as a direct or indirect wholly owned subsidiary or other affiliate of EAI.  Further, the separate identity of the SPE shall not be disregarded due to the fact that the SPE and EAI share any one or more incidents of control, including common managers, officers, directors, members, accounting or administrative systems, consolidated tax returns, or office space, that the SPE may be a disregarded entity for tax purposes, that the utility caused the formation of the SPE, that a contract by EAI and the SPE exists, that the SPE has no other business other than pertaining to the storm recovery property, that the capitalization of the SPE is limited to amounts required for compliance with certain applicable federal income tax laws and revenue procedures, or that other factors used in applying a single business enterprise test to juridical persons are present.

36.
Transfer of an interest in storm recovery property to an assignee is enforceable only upon the later of the issuance of a financing order, the execution and delivery of transfer documents to the assignee in connection with the issuance of storm recovery bonds, and the receipt of value.  An enforceable transfer of an interest in storm recovery property to an assignee other than a security interest shall be perfected against all third parties, including subsequent judicial or other lien creditors, when a notice of that transfer has been given by the filing of a financing statement in accordance with the Act. (Ark. Code Ann.§ 23-18-906).  The transfer shall be perfected against third parties as of the date of filing.

37.	The priority of the conflicting ownership interests of assignees in the same interest or rights in any storm recovery property is determined in accordance with the Act. (Ark. Code Ann. § 23-18-906).
38.	The creation, attachment, granting, perfection, priority and enforcement of liens and security interests in storm recovery property are governed by the Act. (Ark. Code Ann. § 23-18-907).
39.
If EAI defaults on any required remittance of amounts collected in respect to the storm recovery property specified in this Financing Order, a court may order that amounts arising from storm recovery property be transferred to a separate account of the secured party for the financing parties’ benefit, to which their security interest shall apply.  On application by or on behalf, of a secured party to the court of the State specified in the Act, such court shall order the sequestration and payment to the financing parties of revenues arising from the storm recovery property. (Ark. Code Ann. § 23-18-907(f)).

40.
The priority of a lien and security interest in storm recovery property perfected under the Act is not impaired by any later modification of this Financing Order or storm recovery property or by the commingling of funds arising from storm recovery property with other funds. (Ark. Code Ann. § 23-18-907).

41.
Storm recovery bonds are not a debt or a general obligation of the State or any of its political subdivisions, agencies, or instrumentalities and are not a charge on their full faith and credit.  An issue of storm recovery bonds does not, directly or indirectly or contingently, obligate the State or any agency, political subdivision, or instrumentality of the State to levy any tax or make any appropriation for payment of the bonds, other than for paying storm recovery charges in their capacity as consumers of electricity.

42.
Pursuant to the Act (Ark. Code Ann. § 23-18-911), the State and its agencies, including the Commission, pledge to and agree with bondholders, the owners of the storm recovery property, and other financing parties that the State will not:

(1)	Alter the provisions of the Act which make the storm recovery charges imposed by a financing order irrevocable, binding, and nonbypassable charges;
(2)	Take or permit any action that impairs or would impair the value of storm recovery property; or
(3)
Except as allowed under the Act, reduce, alter, or impair storm recovery charges that are to be imposed, collected, and remitted for the benefit of the bondholders and other financing parties until any and all principal, interest, premium, financing costs and other fees, expenses, or charges incurred, and any contracts to be performed, in connection with the related storm recovery bonds have been paid and performed in full.

43.
Nothing in the Act shall preclude limitation or alteration if full compensation is made by law for the full protection of the storm recovery charges collected pursuant to this Financing Order and of the holders of storm recovery bonds and any assignee or financing party entering into a contract with the electric utility. (Ark. Code Ann. § 23-18-911(b)).

44.
Upon issuance of this Financing Order the Commission may not, in exercising its powers and carrying out its duties regarding any matter within its authority, consider the storm recovery bonds issued pursuant to this Financing Order to be the debt of EAI other than for federal and state income tax purposes, consider the storm recovery charges paid under this Financing Order to be the revenue of EAI for any purpose, or consider the storm recovery costs or financing costs specified in this Financing Order to be the costs of EAI, nor may the Commission determine any action taken by EAI which is consistent with this Financing Order to be unjust or unreasonable.

VII.           ORDERING PARAGRAPHS

Based upon the record, the Findings of Fact and Conclusions of Law set forth herein, and for the reasons stated above, this Commission orders:

A.           Approvals

1.	Approval of Application. The application of EAI for the issuance of a financing order under the Act is approved, as provided in this Financing Order.
2.
Authority to Securitize.  EAI is authorized in accordance with this Financing Order to securitize and to cause the issuance of storm recovery bonds in an estimated aggregate principal amount equal of $126.3 million consisting of the sum of: $121.7 million of storm recovery costs (which amount includes carrying costs in the amount of $11.5 million through the projected issuance date of the storm recovery bonds of September 23, 2010, calculated at a simple rate of 7.73 percent per annum)3, plus upfront financing costs which are estimated at $4.6 million, and which are subject to update and adjustment as provided in this Financing Order, plus or minus any adjustment to the $11.5 million in carrying costs necessary to account for the number of days, as applicable, and the 7 percent per annum rate of return as of the effective date of new rates, either greater than or less than assumed in the $11.5 million carrying cost calculation based on the projected issuance date for the storm recovery bonds of September 23, 2010.  EAI may securitize all estimated upfront financing costs incurred in connection with the securitization of the storm recovery costs.  The Company’s securitized upfront financing costs will be provided to the Commission for informational purposes not later than two (2) business days after the issuance of the storm recovery bonds in the issuance report letter in accordance with Ordering Paragraph 6 below.

3.
Recovery of Storm Recovery Charges.  EAI shall impose on, and the servicer shall collect from all existing and future customers located within EAI’s service area as it existed on the date this Financing Order is issued, as provided in this Financing Order, storm recovery charges in an amount sufficient to provide for the timely recovery of its Periodic Payment Requirement detailed in this Financing Order (including, without limitation, payment of principal and interest on the storm recovery bonds).

4.	Approval of Tariffs. Rider SRC attached as Exhibit A to EAI’s application is approved.
5.
Accumulated Deferred Income Tax.  ADIT related to the storm recovery costs will be reflected in the Company’s Docket No. 09-084-U rate case determination of the authorized return on the rate base and in future base rate proceedings.  ADIT benefits associated with such storm recovery costs shall not be applied to reduce the securitizable balance.

B.           Reports and Accounting

6.
Issuance Report Letter.  EAI will submit to the Commission, not later than two (2) business days following the issuance of the storm recovery bonds, an issuance report letter, substantially in the form of Appendix B to this Financing Order describing the final structure and terms of the storm recovery bond issuance, including an updated accounting of the upfront financing costs and the final bond carrying costs.  The initial storm recovery charges and the dates that such charges will appear on customer bills will also be reported to the Commission in the Issuance Report Letter.  The issuance advice letter will be provided for informational purposes only and will not affect in any manner the validity of the storm recovery bonds or the imposition of the storm recovery charges authorized hereunder.

7.	Reporting for Financing Costs.
(a) Within ninety (90) days of issuance of the storm recovery bonds, EAI will file with the Commission a detailed report substantiating and explaining all deviations from the estimated bond coupon rate (estimated by the Company to be 3.2%) and upfront financing costs from the estimates included in Appendix A to this Financing Order.  Within ninety (90) days of the end of each year for the life of the bonds, EAI will file with the Commission a detailed report substantiating its ongoing financing costs and explaining all deviations from the estimates included in Appendix A to this Financing Order.  These reports will be provided for informational purposes only and will not affect in any manner the validity of the storm recovery bonds or the imposition of the storm recovery charges authorized hereunder.  Any differences between actual ongoing financing costs and estimates will be addressed in the true-up adjustment process described in this Financing Order.  If the actual upfront financing costs are less than the estimated upfront financing costs included in the principal amount securitized, the periodic billing requirement for the first annual true-up adjustment of the storm recovery charge would be reduced by the amount of such unused funds (together with interest earned thereon through investment by the trustee in eligible investments), and such unused funds (together with interest earned thereon through investment by the trustee in eligible investments) shall be available for payment of debt service on the bond payment date next succeeding such true-up adjustment.  If the actual issuance costs are more than the upfront financing costs EAI may request recovery of the remaining upfront financing costs through traditional ratemaking mechanisms.

C.           Storm Recovery Charges

8.
Imposition and Collection, Non-Bypassability.  EAI is authorized to impose on, and the servicer is authorized to collect from, all customers located within EAI’s service area as it existed on the date this Financing Order is issued storm recovery charges in an amount sufficient to provide for the timely recovery of the aggregate Periodic Payment Requirements (including payment of principal and interest on the storm recovery bonds), as approved in this Financing Order.  Such charges shall be nonbypassable charges that are separate and apart from the electric utility’s base rates and shall be paid by all APSC-jurisdictional existing and future customers receiving transmission or distribution service, or both, from EAI or its successors or assignees under Commission-approved rate schedules as provided in this Financing order.  An individual customer’s monthly storm recovery charges shall be based upon the customer’s then current monthly billing determinants.

9.
SPE’s Rights and Remedies.  Upon the transfer by EAI of the storm recovery property to SPE, SPE shall have all of the rights, title and interest of EAI with respect to such storm recovery property, including, without limitation, the right to exercise any and all rights and remedies with respect thereto, including the right to authorize disconnection of electric service and to assess and collect any amounts payable by any customer in respect of the storm recovery property.

10.	Collector of Storm Recovery Charges. EAI or any subsequent servicer of the storm recovery bonds shall bill a customer for the storm recovery charges attributable to that customer.
11.
Collection Period.  The storm recovery charges related to a series of bonds will be imposed and collected until the storm recovery bonds are paid in full and all actual ongoing financing costs have been paid in full.

12.	Allocation. In calculating the storm recovery charges, EAI shall allocate the debt service and ongoing financing costs among customer classes in the manner described in this Financing Order.
13.	True-Ups. True-ups of the storm recovery charges should be undertaken and conducted as described in this Financing Order and reflected in Rider SRC.
14.
Ownership Notification.  The storm recovery charges may be separately identified on the customers bills, however if not, EAI or any successor shall, at least annually, provide written notification to each customer that the storm recovery charges are the property of SPE and not EAI or its successor.

D.           Initial Storm Recovery Charge

15.
Following the pricing of the storm recovery bonds and prior to issuance of the storm recovery bonds, the Company shall calculate the initial storm recovery charges in accordance with the Financing Order and such initial storm recovery charges will be final and effective upon the issuance of the storm recovery bonds without further Commission action.  The Company shall impose such charges beginning on the first day of the billing cycle of the revenue month next following the issuance date of the storm recovery bonds or on such other date which is set forth in the issuance report letter.

E.           Storm Recovery Property

16.
Creation of Storm Recovery Property.  Creation of the storm recovery property is conditioned upon, and shall be simultaneous with the sale or other transfer of the storm recovery property to an assignee and the pledge of the storm recovery property to secure storm recovery bonds.

F.           Storm Recovery Bonds

17.	Issuance. SPE is authorized to issue storm recovery bonds as specified in this Financing Order.
18.
Collateral.  All storm recovery property and other collateral shall be held and administered by the indenture trustee pursuant to the indenture as described in EAI’s application.  SPE shall establish a collection account with the indenture trustee as described in the application and Findings of Fact Nos. 34 through 40.  Upon payment of the principal amount of all storm recovery bonds authorized in this Financing Order and the discharge of all obligations in respect thereof, all amounts in the collection account, including investment earnings, other than amounts in the capital subaccount, shall be released by the indenture trustee to SPE for distribution in accordance with Ordering Paragraph No. 19.  EAI shall notify the Commission within thirty (30) days after the date that these funds are eligible to be released of the amount of such funds available for crediting to the benefit of ratepayers.

19.
Distribution Following Repayment.  Following repayment of the storm recovery bonds authorized in this Financing Order and release of the funds held by the trustee, such funds shall be applied as provided in Findings of Fact No. 65.

20.
Funding of Capital Subaccount.  The capital contribution by EAI to SPE to be deposited into the capital subaccount shall, with respect to each series of storm recovery bonds, be funded by EAI and not from the proceeds of the sale of storm recovery bonds.  Upon payment of the principal amount of all storm recovery bonds and the discharge of all obligations in respect thereof, all amounts in the capital subaccount, including investment earnings, shall be released to SPE for payment to EAI.  Investment earnings in this subaccount may be released earlier in accordance with the indenture to SPE for payment to EAI.

21.
Overcollateralized Subaccount.  The Company is granted the flexibility to fund such an overcollateralization subaccount if required to achieve AAA ratings on the storm recovery bonds.  However, the Company agrees that achieving AAA ratings on the Storm Recovery Bonds is necessary to issue the securitization bonds.

22.
Credit Enhancement.  EAI has not requested and may not provide for any credit enhancement or other mechanisms designed to promote the credit quality or marketability of the storm recovery bonds or any hedging or other arrangements to mitigate the risk of an increase in interest rates.  This Ordering Paragraph does not apply to the collection account or its subaccounts, including any overcollateralized subaccount, approved in this Financing Order.

23.
Original Issue Discount.  Consistent with its obligation to achieve the lowest cost of funds, SPE may determine to provide for original issue discount in connection with the issuance and pricing of the storm recovery bonds.

24.	Weighted Average Interest Rate of Bonds. The effective weighted-average interest rate of the storm recovery bonds, excluding upfront and ongoing financing costs, shall not exceed 4.4 percent.
25.
Life of Bonds.  The scheduled final payment date of the storm recovery bonds authorized by this Financing Order shall not exceed ten (10) years from the date of issuance and the legal final maturity date shall not exceed two (2) years thereafter.

26.	Amortization Schedule. The Commission approves, and the storm recovery bonds shall be structured to provide, a storm recovery charge as provided in this Financing Order.
27.
Use of SPE. EAI shall use SPE, a special purpose storm recovery funding entity as proposed in its application, in conjunction with the issuance of any storm recovery bonds authorized under this Financing Order.  SPE shall be funded with an amount of capital that is sufficient for SPE to carry out its intended functions and to avoid the possibility that EAI would have to extend funds to SPE in a manner that could jeopardize the bankruptcy remoteness of SPE, as well as to assure that the storm recovery bonds will be treated as a borrowing of EAI and as debt, both for federal income tax purposes.  The initial capital of SPE will be a nominal amount of $100.  Concurrently with the issuance of the bonds, 0.5 percent of the original principal amount of each series of storm recovery bonds will be deposited.  Should the SEC or federal legislative requirements be imposed on EAI that significantly increase the required capital contributions, EAI can request relief through the normal rate relief remedies under Arkansas law when and if such events occur.  The annual administrative fee of $100,000 for the SPE, plus reimbursable third party accounting and legal costs, are recoverable by EAI through the storm recovery charges.

G.           Servicing

28.
Servicing Agreement.  The Commission authorizes EAI to enter into the servicing agreement with SPE and to perform the servicing duties approved in this Financing Order.  Without limiting the foregoing, in its capacity as initial servicer of the storm recovery property, EAI is authorized to calculate, bill and collect for the account of SPE, the storm recovery charges initially authorized in this Financing Order, as adjusted from time to time to meet the Periodic Payment Requirements as provided in this Financing Order and to make such filings and take such other actions as are required or permitted by this Financing Order in connection with the periodic true-ups described in this Financing Order.  The servicer shall be entitled to collect servicing fees in accordance with the provisions of the servicing agreement, provided that, as set forth in Appendix C, the annual servicing fee payable to EAI while it is serving as servicer (or to any other servicer affiliated with EAI) shall not at any time exceed $145,000.  EAI shall provide to the Staff and the Intervenors (for informational purposes only) a copy of the final executed Servicing Agreement as well as a detailed analysis and all necessary data to support the servicing fee within 30 days of execution of the agreement.  The servicing agreement cannot be amended or altered until the storm recovery bonds are paid in full, other than in accordance with the transactional documents.  The annual servicing fee payable to any other servicer not affiliated with EAI shall be subject to approval by the Commission pursuant to Ordering Paragraph No. 29.  The revenues collected by EAI, or by any affiliate of EAI acting as either the servicer or administrator, under the servicing agreement and the administration agreement shall be included as an identified revenue credit and reduce revenue requirements for the ratepayers’ benefit in any EAI base rate case.  The expenses of acting as the servicer or administrator shall likewise be included as a cost of service in any EAI base rate case.

29.
Replacement of EAI as Servicer.  Upon the occurrence of an event of default under the servicing agreement relating to servicer’s performance of its servicing functions with respect to the storm recovery charges, the financing parties may replace EAI as the servicer in accordance with the terms of the servicing agreement.  The replacement servicer shall not begin providing service until the date the Commission approves the appointment and the servicing fee of such replacement servicer; provided, however, that approval of the servicing fee is only required if, annually, it will exceed 1.25 percent of the original principal amount securitized, which is approximately $1.6 million.  No entity may replace EAI as the servicer in any of its servicing functions with respect to the storm recovery charges and the storm recovery property authorized by this Financing Order, if the replacement would cause any of the then current credit ratings of the storm recovery bonds to be suspended, withdrawn, or downgraded.

30.	Collection Terms. The servicer shall remit collections of the storm recovery charges to SPE or the indenture trustee for SPE’s account in accordance with the terms of the servicing agreement.

H.           Structure of the Securitization

31.	Structure. EAI shall structure the securitization as proposed in EAI’s application. This structure shall be consistent with Findings of Fact Nos. 18 through 65.

I.           Use of Proceeds

32.
Use of Proceeds.  Upon the issuance of storm recovery bonds, SPE shall pay the proceeds from the sale of the storm recovery bonds (after payment of transaction costs) to EAI for the purchase price of the storm recovery property.  EAI will apply these net proceeds to reimburse itself for previous storm-related expenditures from its general accounts.

J.           Miscellaneous Provisions

33.
Continuing Issuance Right.  EAI has the continuing irrevocable right to cause the issuance of storm recovery bonds in one or more series in accordance with this Financing Order for a period commencing with the date of this Financing Order and extending 24 months following the latest of (i) the date on which this Financing Order becomes final and no longer subject to any appeal or (ii) the date on which any other regulatory approvals necessary to issue the storm recovery bonds are obtained and no longer subject to any appeal.  If at any time during the effective period of this Financing Order there is a severe disruption in the financial markets of the United States, the effective period shall automatically be extended to a date which is not less than ninety (90) days after the date such disruption ends.

34.
Internal Revenue Service Private Letter or Other Rulings.  EAI is not required by this Financing Order to obtain a ruling from the IRS.  EAI is precluded from seeking a ruling from the IRS by IRS Revenue Procedure 2010-3, which states that the IRS will no longer issue any letter rulings or determination letters on questions of whether investor-owned utilities realize income upon certain occurrences, which includes the circumstance in which the utility obtains the right to “recover certain costs pursuant to State specified cost recovery legislation.”  EAI shall obtain an opinion of tax counsel sufficient to support the issuance of the bonds.  Following the filing of EAI’s tax return for the tax year in which the securitization transaction is completed, EAI shall be required to file a report that confirms EAI’s representation that the actual incurrence of a tax liability was avoided upon the closing of the securitization transaction.

35.
Binding on Successors.  This Financing Order, together with the storm recovery charges authorized in it, shall be binding on EAI and any successor to EAI that provides transmission and distribution service directly to retail consumers in EAI’s service area, any other entity that provides transmission or distribution services to retail consumers within that service area, and any successor to such other entity, provided that if by law, EAI or its successor is no longer required to own and/or operate both the transmission and distribution systems, then any entity that provides distribution service to customers in the service territory shall be bound by this Financing Order.  In this paragraph, a “successor” means any entity that succeeds by any means whatsoever to any interest or obligation of its predecessor or transferor, including by way of bankruptcy, reorganization or other insolvency proceeding, merger, division, consolidation, conversion, assignment, sale, transfer, lease, management contract, pledge or other security, by operation of law or otherwise.

36.
Flexibility.  Subject to compliance with the requirements of this Financing Order, EAI and SPE shall be afforded flexibility in establishing the terms and conditions of the storm recovery bonds, including the final structure of SPE, repayment schedules, term, payment dates, collateral, required debt service, required capital subaccount funding, required overcollection subaccount funding, interest rates, use of original issue discount, and other financing costs and the ability of EAI, at its option, to cause one or more series of storm recovery bonds to be issued.

37.
Effectiveness of Order.  This Financing Order is effective upon issuance and is not subject to rehearing by the Commission.  Notwithstanding the foregoing, no storm recovery property shall be created hereunder, and EAI shall not be authorized to impose, collect, and receive storm recovery charges, until concurrently with the transfer of EAI’s rights hereunder to SPE in conjunction with the issuance of the storm recovery bonds.

38.
Regulatory Approvals.  All regulatory approvals within the jurisdiction of the Commission that are necessary for the securitization of the storm recovery charges associated with the costs that are the subject of the application, and all related transactions contemplated in the application, are granted.

39.
Effect.  This Financing Order constitutes a legal financing order for EAI under the Act.  The Commission finds this Financing Order complies with the provisions of the Act.  A financing order gives rise to rights, interests, obligations and duties as expressed in the Act.  It is the Commission’s express intent to give rise to those rights, interests, obligations and duties by issuing this Financing Order.  EAI and the servicer are directed to take all actions as are required to effectuate the transactions approved in this Financing Order, subject to compliance with the criteria established in this Financing Order.

40.
Further Commission Action.  The Commission guarantees that it will act pursuant to this Financing Order to ensure that expected storm recovery charge revenues are sufficient to pay on a timely basis scheduled principal and interest on the storm recovery bonds issued pursuant to this Financing Order and all ongoing financing costs in connection with the storm recovery bonds.

41.
Amendment of Company’s Base Rate Case.  The Company agrees to remove $10,111,517 in revenue requirement from its general rate case Docket No. 09-084-U, consistent with Staff witness Jeff Hilton’s Settlement Testimony, to  reflect the recovery of storm recovery costs through securitization.

42.
All Other Motions Denied.  All motions, requests for entry of specific findings of fact and conclusions of law, and any other requests for general or specific relief not expressly granted herein, are denied for want of merit.

BY ORDER OF THE COMMISSION,
This _____ day of June, 2010.

        Paul Suskie, Chairman

Colette D. Honorable, Commissioner

Olan W. Reeves, Commissioner

__________________________________
Jan Sanders, Secretary of the Commission

1 This amount includes the reduction of $293,000 to avoid any potential double-recovery with regard to plant that was damaged by the ice storm and retired rather than replaced.

2 The storm reserve balance at March 31, 2010 excluding the ice storm costs charged to the reserve is a debit balance and no adjustment to the storm costs to be securitized is necessary.

3 This amount includes the reduction of $293,000 to avoid any potential double-recovery with regard to plant that was damaged by the ice storm and retired rather than replaced.

Appendix A
Financing Order

ESTIMATED UPFRONT FINANCING COSTS

Underwriters’ Fees	$1,275,000
Company’s/Issuer’s Counsel and Underwriters’ Counsel Legal Fees & Expenses	$1,165,000
Rating Agency’s Fees	$375,000
Company’s Financial Advisor Fees & Expenses	$1,325,000
Printing/Edgarizing Expenses	$15,000
SEC Registration Fee	$9,091
Company’s Non-legal Securitization Proceeding Costs/Expenses	$10,000
Company’s Miscellaneous Administrative Costs	$0
Accountant’s Fees	$200,000
Servicer’s Set-Up Costs	$140,000
Trustee’s/Trustee Counsel’s Fees & Expenses	$35,000
BondCo Set-Up Costs	$6,000
Original Issue Discount	$100,000
Rounding/Contingency	$(15,091)
TOTAL ESTIMATED UPFRONT FINANCING COSTS SECURITIZED	$4,640,000

Note:  Any difference between the Estimated Upfront Financing Costs securitized and the actual upfront costs incurred will be resolved through the true-up process described in the Financing Order.  If the actual Upfront Financing Costs are more than those securitized, the Company may request recovery of the remaining upfront financing costs through traditional ratemaking mechanisms.

Appendix A
Financing Order

ESTIMATED ONGOING FINANCING COSTS

ANNUAL AMOUNT
Ongoing Servicer Fees (ETI as Servicer)	$145,000
Administration Fees	$100,000
Accountants Fees	$85,000
Lead Underwriter Ongoing Administration Fees	$75,000
Legal Fees/Expenses for Company’s/Issuer’s Counsel	$50,000
Trustee’s/Trustee Counsel Fees & Expenses	$10,000
Independent Managers’ Fees	$5,000
Rating Agency Fees	$20,000
Printing/Edgarization Expenses	$20,000
Miscellaneous	$50,000
TOTAL (ETI AS SERVICER) PROJECTED ANNUAL ONGOING QUALIFIED COSTS	$560,000
Ongoing Servicer Fees (Third Party as Servicer – 1.25% of principal)	$1,593,750
Other Servicing Fees	$415,000
TOTAL (THIRD PARTY AS SERVICER) PROJECTED ONGOING FINANCING COSTS	$2,008,750

Note:  The amounts shown for each category of operating expense on this attachment are the expected expenses for the first year of the storm recovery bonds.  Storm recovery charges will be adjusted at least annually to reflect any changes in Ongoing Financing Costs through the true-up process described in the Financing Order.

Appendix B
Financing Order

FORM OF ISSUANCE REPORT LETTER

_____ day, ______________, 20__

ARKANSAS PUBLIC SERVICE COMMISSION

SUBJECT:  ISSUANCE REPORT LETTER FOR STORM RECOVERY BONDS

Pursuant to the Financing Order adopted in Application of Entergy Arkansas, Inc. for a Financing Order, Docket No. 10-008-U (the “Financing Order”), ENTERGY ARKANSAS, INC. (“Company”) hereby submits, no later than two business days after the issuance of this series of Storm Recovery Bonds, the information referenced below.  This Issuance Report Letter is for the [SPE] Storm Recovery Bonds series _____, tranches ______.  Any capitalized terms not defined in this letter shall have the meanings ascribed to them in the Financing Order.

PURPOSE

This filing provides the following information:

PART I     The total amount of Storm Recovery Costs and Upfront Financing Costs being securitized;
PART II      The final terms and structure of the Storm Recovery Bonds issued;
PART III    An updated Schedule of the Upfront Financing Costs; and
PART IV    The initial Storm Recovery Charge for retail customers.

Appendix B
Financing Order

PART I:
CALCULATION OF SECURITIZED
STORM RECOVERY COSTS
AND UPFRONT FINANCING COSTS

Securitized Amount before upfront financing costs
Estimated upfront financing costs (See Part II)
Carrying cost adjustment
TOTAL SECURITIZED STORM RECOVERY COSTS AND UPFRONT FINANCING COSTS	$

Appendix B
Financing Order

PART II:

FINAL TERMS AND STRUCTURE OF STORM RECOVERY BONDS

Storm Recovery Bond Series:  _________

Storm Recovery Bond Issuer:  [SPE]

Trustee:

Issuance Date:  ________________, 20__

Bond Ratings:  Moody’s Aaa, S&P AAA, Fitch AAA

Amount Issued:  $_________

Upfront Financing Costs $_________ (See Part III);

Tranche	Coupon Rate	Expected Final Maturity	Legal Final Maturity
A-1	______%	__/__/____	__/__/____
A-2	______%	__/__/____	__/__/____
A-3	______%	__/__/____	__/__/____

Effective Weighted Average Interest Rate of the Storm Recovery Bonds:	_____%
Life of the Series:	____ years
Weighted Average Life of Series:	____ years
Call provisions (including premium, if any):
Target Amortization Schedule:	Attachment 1, Schedule A
Target Final Maturity Dates:	Attachment 1, Schedule A
Legal Final Maturity Dates:	Attachment 1, Schedule A
Payments to Investors:	Semiannually Beginning ___, 20__

Appendix B
Financing Order

PART III:

ESTIMATED UPFRONT FINANCING COSTS

Underwriters’ Fees	$
Company’s/Issuer’s Counsel and Underwriters’ Counsel Legal Fees & Expenses	$
Rating Agency’s Fees	$
Company’s Financial Advisor Fees & Expenses	$
SEC Registration Fee	$
Printing/Edgarizing Expenses	$
Company’s Non-legal Securitization Proceeding Costs/Expenses	$
Company’s Miscellaneous Administrative Costs	$
Accountant’s Fees	$
Servicer’s Set-Up Costs	$
Trustee’s/Trustee Counsel’s Fees & Expenses	$
BondCo Set-Up Costs	$
Original Issue Discount	$
Rounding/Contingency	$
TOTAL ESTIMATED UPFRONT FINANCING COSTS SECURITIZED	$

Note:  Any difference between the Estimated Upfront Financing Costs securitized and the actual upfront costs incurred will be resolved through the true-up process described in the Financing Order.  If the actual Upfront Financing Costs are more than those securitized, the Company may request recovery of the remaining upfront financing costs through traditional ratemaking mechanisms.

Appendix B
Financing Order

PART IV:
INITIAL STORM RECOVERY CHARGES

Monthly billings to all EAI retail customers shall include Storm Recovery Charge amounts pursuant to the following rates applied to billed kilowatt-hours or kilowatts whether metered or unmetered:

TABLE IV-2

Rate Class	Initial Storm Recovery Charge Rate

Residential	_______$/kWh
Small General Service	_______$/kWh
Large General Service	_______$/kW
Lighting	_______$/kWh

The workpapers for such calculations are attached as Attachment 2.

NOTICE

This letter is submitted for informational purposes only.

AUTHORIZED OFFICER

This undersigned is an officer of Company and authorized to deliver this Issuance Report Letter on behalf of Company.

Respectfully submitted,

ENTERGY ARKANSAS, INC.

                         By:
                            Name:
                            Title:

Appendix B
Financing Order

ATTACHMENT 1

SCHEDULE A

STORM RECOVERY BOND REVENUE REQUIREMENT INFORMATION

SERIES ____, TRANCHE ____
Payment Date	Principal Balance	Interest	Principal	Total Payment
	$	$	$	$

SERIES ____, TRANCHE ____
Payment Date	Principal Balance	Interest	Principal	Total Payment
	$	$	$	$

SERIES ____, TRANCHE ____
Payment Date	Principal Balance	Interest	Principal	Total Payment
	$	$	$	$

Appendix B
Financing Order

ATTACHMENT 2

[Workpapers]

Appendix C
Financing Order

FORM OF TRUE-UP REQUEST LETTER

[date]

[name]
Secretary
Arkansas Public Service Commission
[1000 Center Street
Little Rock, Arkansas 72201-4314]

Re:	Storm Recovery Costs Financing Order; Docket No. 10 - ______ -U

Dear __________:

Pursuant to the Commission’s Financing Order  adopted on the _______ day of 2010, in the above-referenced Docket (the “Financing Order”), Entergy Arkansas, Inc. (“Company”), as servicer of the Storm Recovery Bonds, submits this filing for a mandatory [semi-annual] true-up adjustment to the Storm Recovery Charges. Any capitalized terms not defined herein shall have the meanings ascribed thereto in the Financing Order.

The Company has calculated the true-up adjustment in accordance with the methodology approved in the Financing Order.  Attachment 1 is the Company’s Rider SRC Attachment A which shows the resulting values of the Storm Recovery Charge rates for each rate class of customers, as calculated in accordance with such methodology.  The Company has attached its work papers showing the true-up calculation as Attachment 2.

Pursuant to the Financing Order, the Storm Recovery Charge rates shall go into effect on [insert date which is no earlier than 15 days subsequent to date of submission], which is the first day of the billing cycle of  ____, _____.  The Commission will have 15 days after the filing date in which to confirm the mathematical accuracy of the true-up adjustment to the Storm Recovery Charges.  Any mathematical correction to the true-up adjustment will be made in the next [semi-annual] true-up adjustment filing and will not delay the effectiveness of the Storm Recovery Charges requested herein on the effective date set forth in this request.

Respectfully submitted, ENTERGY ARKANSAS, INC. By: ________________________________ Name: __________________________ Title: __________________________

Attachments

Appendix C
Financing Order

ATTACHMENT 1

Monthly billings to all EAI retail customers shall include Storm Recovery Charge amounts pursuant to the following rates applied to billed kilowatt-hours or kilowatts whether metered or unmetered:

Rate Class	Monthly Rate
Residential	$_______ per kWh
Small General Service	$_______ per kWh
Large General Service	$_______ per kW
Lighting	$_______ per kWh

Appendix C
Financing Order

ATTACHMENT 2
WORKPAPERS

Page 1 of 2

ENTERGY ARKANSAS, INC.
TRUE-UP CALCULATION FORM

Calculation A - Current Payment

Line No.	SRC Rate Class	Rate Class Allocation Factors	Allocated PBR	Loss Sales Impact: Sales Factor	Loss Sales Impact: Class Billing Impact	Loss Sales Impact: Adjusted PBR	Current Uncollectible Rate	PBR Adjusted for Uncollectibles	Forecasted Billing Units 3 Months	Billing Units	Calculation A Rider SRC Rate per Billing Unit
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
1	Residential	50.87%	$ -	0.0%	$ -	$ -	0.0000%	$ -	0	kWh	$0.00000
2	Small General Service	27.33%	$ -	0.0%	$ -	$ -	0.0000%	$ -	0	kWh	$0.00000
3	Large General Service	20.83%	$ -	0.0%	$ -	$ -	0.0000%	$ -	0	kW	$0.00000
4	Lighting	0.97%	$ -	0.0%	$ -	$ -	0.0000%	$ -	0	kWh	$0.00000
5	Total		$ -		$ -	$ -		$ -			
6	Period #1 PBR - for current PPR		$ -								
7	Actual Collections		$ -								
8	Estimated Collections		$ -								
9	True-up PBR - Calc. A		$ -								
10	Threshold Sales Loss Percentage	10%									

Calculation B - Current and Next Payments

Line No.	SRC Rate Class	Rate Class Allocation Factors	Allocated PBR	Loss Sales Impact: Sales Factor	Loss Sales Impact: Class Billing Impact	Loss Sales Impact: Adjusted PBR	Current Uncollectible Rate	PBR Adjusted for Uncollectibles	Forecasted Billing Units 6 Months	Billing Units	Calculation B Rider SRC Rate per Billing Unit
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
11	Residential	50.87%	$ -	0.0%	$ -	$ -	0.0000%	$ -	0	kWh	$0.00000
12	Small General Service	27.33%	$ -	0.0%	$ -	$ -	0.0000%	$ -	0	kWh	$0.00000
13	Large General Service	20.83%	$ -	0.0%	$ -	$ -	0.0000%	$ -	0	kW	$0.00000
14	Lighting	0.97%	$ -	0.0%	$ -	$ -	0.0000%	$ -	0	kWh	$0.00000
15	Total		$ -		$ -	$ -		$ -			
16	Period #1 PBR - for current PPR		$ -								
17	Period #2 PBR - for next PPR		$ -								
18	Actual Collections		$ -								
19	Estimated Collections		$ -								
20	True-up PBR - Calc. B		$ -								

Billing Factors

Line No.		Billing Units	True-up Rider SRC Rate per Billing Unit
21	Residential	kWh	$0.00000
22	Small General Service	kWh	$0.00000
23	Large General Service	kW	$0.00000
24	Lighting	kWh	$0.00000

Appendix C
Financing Order

Appendix D
Financing Order

SUMMARY OF SECURITIZED STORM COST ALLOCATORS

DOCKET NO. 10-008-U

Rate Class	Allocation %
Residential	50.87%
Small General Service	27.33%
Large General Service	20.83%
Lighting	0.97%